UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Silver Bay Realty Trust Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82735Q102
(CUSIP Number)

Irvin R. Kessler c/o Deephaven, Inc. 6210 E. Indian Bend Rd, Paradise Valley, AZ 85253 952-345-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82735Q102	Page 1 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Irvin R. Kessler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,307,518

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,307,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,307,518

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on 35,471,905 Shares outstanding as of February 16, 2017, as reported in the Form 10-K of Silver Bay Realty Trust Corp ("Silver Bay") for the fiscal year ended December 31, 2016 filed on February 28, 2017.

CUSIP No. 82735Q102	Page 2 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Deephaven, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,844,914

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,844,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,844,914

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Based on 35,471,905 Shares outstanding as of February 16, 2017, as reported in the Form 10-K of Silver Bay Realty Trust Corp ("Silver Bay") for the fiscal year ended December 31, 2016 filed on February 28, 2017.

CUSIP No. 82735Q102	Page 3 of 7

Item 1.  Security and Issuer.
This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share, of Silver Bay Realty Trust Corp., a Maryland corporation ("Silver Bay"). Shares of Silver Bay's common stock are referred to herein as the "Shares." Silver Bay's principal executive offices are located at 3300 Fernbrook Lane North, Suite 210, Plymouth, Minnesota 55447.

Item 2.  Identity and Background.
This Schedule 13D is being filed jointly by Irvin R. Kessler and Deephaven, Inc., an Illinois corporation ("Deephaven" and together with Mr. Kessler, the "Reporting Persons"), in connection with the support agreement described in Item 4 below.

Mr. Kessler is a director of Silver Bay and sole owner, director and Chief Executive Officer of Deephaven, an Arizona based S corporation, which is effectively a holding company for an alternative investment advisory business and the Kessler family's business interests.  The address of Deephaven is 6210 E. Indian Bend Rd, Paradise Valley, AZ 85253.  Mr. Kessler is a United States citizen.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.
The Support Agreement (defined below) (the terms of which are hereby incorporated by reference) was entered into between Tricon Capital Group Inc. ("Tricon") and the Reporting Persons.  The Reporting Persons did not pay any amount in connection with the execution and delivery of the Support Agreement and as a result no funds were used for such purpose.  In the Merger (defined below), the Reporting Persons will receive $21.50 for each Share directly and beneficially owned by them immediately prior to the effective time of the Merger.

Shares held by the Kessler Family Limited Partnership were acquired in Silver Bay's initial public offering in which several entities controlled by Mr. Kessler were contributed to Silver Bay and investors in those entities received Shares in exchange for their membership interest in the contributed entities.  Shares held by Deephaven were distributed to Deephaven from an affiliate for no consideration.

Item 4.  Purpose of Transaction.
Silver Bay, Silver Bay Management LLC, Silver Bay LP, Tricon, TAH Acquisition LP and TAH Acquisition Holdings LLC entered into an Agreement and Plan of Merger, dated as of February 27, 2017 (the "Merger Agreement").  Pursuant to the Merger Agreement, upon the terms and conditions set forth therein, Silver Bay will merge with and into TAH Acquisition Holdings LLC, with TAH Acquisition Holdings LLC being the surviving entity (the "Merger").

As a condition and inducement to Tricon's willingness to enter into the Merger Agreement, the directors of Silver Bay, including Mr. Kessler, and certain executive officers of Silver Bay (together with the Silver Bay directors, the "supporting stockholders") entered into support agreements.  The purpose of the support agreements is to facilitate the approval of the Merger and Merger Agreement by Silver Bay stockholders, which is required in order to consummate the Merger.

Pursuant to the support agreement between Tricon and the Reporting Persons (the "Support Agreement"), the Reporting Persons have agreed, subject to the terms and conditions contained in the Support Agreement, to vote all of their Shares (or any additional Shares or other interests in Silver Bay or Silver Bay LP that they acquire beneficial

CUSIP No. 82735Q102	Page 4 of 7

ownership of, or the power to dispose of or vote or direct the disposition or voting of, after the date of the Support Agreement) in the following manner:

•	in favor of the approval of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement; and

•
against the approval of any (i) Acquisition Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of Silver Bay or any other extraordinary transaction involving Silver Bay, in each case other than the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) change in persons who constitute the Board or (iv) corporate action (including any amendment of Silver Bay's organizational documents) the consummation of which would or could reasonably be expected to frustrate, prevent, or delay the consummation, of any of the transactions contemplated by the Merger Agreement.

The Support Agreement terminates automatically on the earliest of (i) the effective time of the Merger (in the case of Shares) or the effective time of the partnership merger described in the Merger Agreement (in the case of OP Common Units of Silver Bay LP), as the case may be, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the mutual written consent of Tricon and the Reporting Persons.

The support agreement entered into by the other supporting stockholders is substantially similar to the Support Agreement entered into by the Reporting Persons.

The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full terms of the Merger Agreement and the Support Agreement, which are filed as Exhibits 1 and 2 and are incorporated herein by reference.

Following the Merger, the Shares will be delisted so that they are no longer traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, there are no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
Item 4 is incorporated by reference into this Item 5.
 (a) – (b)

The aggregate number of Shares to which this Schedule 13D relates is 2,307,518 Shares, representing 6.5% of the 35,471,905 Shares outstanding as of February 16, 2017, as reported by Silver Bay in its Form 10-K for the fiscal year ended December 31, 2016.  Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each Reporting Person may beneficially own Shares as set forth below.

Irvin R. Kessler:  2,307,518 (6.5%)
Deephaven, Inc.: 1,844,914 (5.2%)

CUSIP No. 82735Q102	Page 5 of 7

Mr. Kessler's beneficial ownership consists of:

(1) 1,844,914 Shares held directly by Deephaven. As the sole owner, director and Chief Executive Officer of Deephaven, Mr. Kessler has shared voting and investment power with respect to Shares held by Deephaven.

(2) 462,604 Shares held directly by the Kessler Family Limited Partnership ("Kessler Family LP") and, as the general partner of the Kessler Family LP, Mr. Kessler has shared voting and investment power with respect to Shares held by the Kessler Family LP.

The Reporting Persons have the sole power to vote or direct the vote of the following Shares:

(1) Irvin R. Kessler: 0
(2) Deephaven: 0

The Reporting Persons have the sole power to dispose or direct the disposition of the following Shares:

(1) Irvin R. Kessler: 0
(2) Deephaven: 0

The Reporting Persons share power to vote or direct the vote of the following Shares:

(1) Irvin R. Kessler: 2,307,518
(2) Deephaven: 1,844,914

The Reporting Persons share power to dispose or direct the disposition of the following Shares:

(1) Irvin R. Kessler: 2,307,518
(2) Deephaven: 1,844,914

The Reporting Persons disclaim beneficial ownership with respect to the Shares except to the extent of their pecuniary interest therein. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5(b)(1).

Except as set forth in this Item 5, the Reporting Persons do not beneficially owns any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

 (c)  Except as set forth in this Item 5, to the best knowledge of the undersigned, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 82735Q102	Page 6 of 7

In addition, the Shares owned by Deephaven have been pledged as collateral to Safra National Bank of New York ("Safra") in connection with a line of credit issued by Safra to Mr. Kessler.  In the event of a default under the line of credit, Safra may take possession of such Shares and vote or dispose of such Shares.

Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or between the Reporting Persons and any other person, with respect to any securities of Silver Bay, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
1
Agreement and Plan of Merger, dated as of February 27, 2017, among Silver Bay Realty Trust Corp., Silver Bay Management LLC, Silver Bay Operating Partnership L.P., Tricon Capital Group Inc., TAH Acquisition LP and TAH Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K filed on February 27, 2017).

2	Support Agreement, dated as of February 27, 2017.
3	Joint filing statement.

CUSIP No. 82735Q102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2017

By:	/s/ Irvin R. Kessler
Name: Irvin R. Kessler

DEEPHAVEN, INC.

By:	/s/ Irvin R. Kessler
Name: Irvin R. Kessler
Title: Sole Director and Chief Executive Officer

EXHIBIT 2
SUPPORT AGREEMENT
 SUPPORT AGREEMENT, dated as of February 27, 2017 (this "Agreement"), among Tricon Capital Group Inc., a company incorporated under the laws of the Province of Ontario ("Ultimate Parent") and the Person listed as a "Holder" on the signature page hereto (the "Holder").  Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement (as defined below).
 WHEREAS, the Holder is, as of the date hereof, the record and Beneficial Owner (as defined in Section 5.11 below) of issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Shares") and/or issued and outstanding limited partnership interests in Silver Bay Operating Partnership L.P., a Delaware limited partnership ("Company LP"), designated as a "Partnership Common Unit" under the Company LP Agreement (as defined in the Merger Agreement) (the "Company OP Common Units"); and
WHEREAS, as a condition and inducement to Ultimate Parent's willingness to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), by and among Ultimate Parent, TAH Acquisition Holdings LLC, a Delaware limited liability company ("Parent"), TAH Acquisition LP, a Delaware limited partnership ("Parent LP"), Silver Bay Realty Trust Corp., a Maryland corporation (the "Company"), Silver Bay Management LLC, a Delaware limited liability company and Company LP, Ultimate Parent has requested the Holder, and the Holder has agreed, to enter into this Agreement with respect to all of the Company Shares and the Company OP Common Units that the Holder Beneficially Owns at any time during the Support Period (as defined in Section 5.11 below).
NOW, THEREFORE, the parties hereto agree as follows:
SECTION 1 VOTING AGREEMENT; GRANT OF PROXY
1.1 Voting Agreement.  The Holder hereby agrees that, during the Support Period, the Holder shall, at every meeting of the stockholders of the Company or partners of the Company LP, however called, including the Company Stockholder Meeting, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), appear at each such meeting or otherwise cause the Company Shares or Company OP Common Units, as applicable, as to which the Holder controls the right to vote to be counted as present thereat for purposes of calculating a quorum, and vote (or cause to be voted) all Company Shares and Company OP Common Units Beneficially Owned by the Holder (a) in favor of the adoption of the Merger Agreement and the approval of the Mergers and the other transactions contemplated by the Merger Agreement, and (b) against any (i) Acquisition Proposal or any other proposal made in opposition to the Merger Agreement, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or the Company LP or any other extraordinary transaction involving the Company or the Company LP, in each case other than the Mergers or any of the other transactions contemplated by the Merger Agreement, (iii) change in Persons who constitute the Company Board or (iv) corporate action (including any amendment of the organizational documents of the Company or Company LP) the consummation of which would or could reasonably be expected to frustrate, prevent, or delay the consummation of any of the transactions contemplated by the

Merger Agreement or that would result or could reasonably be expect to result in a breach, in any material respect, by any of the Company Parties of the Merger Agreement.  The Holder shall ensure that, during the Support Period, any other Person having voting power with respect to any Company Shares or Company OP Common Units Beneficially Owned by the Holder will vote any such Company Shares and/or Company OP Common Units in favor of the matters described in clause (a) of the preceding sentence, and will vote against any of the matters described in clauses (b)(i) through (iv) of the preceding sentence.
 1.2    Irrevocable Proxy.  By entering into this Agreement, the Holder hereby irrevocably constitutes and appoints Ultimate Parent, its Chief Executive Officer, its General Counsel or any other of its designees as the Holder's sole and exclusive attorney-in-fact and proxy, with full power of substitution and re-substitution, for and in the Holder's name, to vote or act by written consent, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.1 above as Ultimate Parent, its Chief Executive Officer, its General Counsel or any other of its designees or its proxy or substitute shall, in such person's sole discretion, deem proper with respect to the Company Shares or the Company OP Common Units Beneficially Owned by the Holder.  The proxy and power of attorney granted by the Holder pursuant to this Section 1.2 is irrevocable and is granted in consideration of Ultimate Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses and is given to secure the performance of the duties of the Holder under this Agreement.  The Holder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy.  The proxy and power of attorney granted by the Holder shall not be exercised to vote, consent or act on any matter except as contemplated by Section 1.1 above.  The proxy and power of attorney granted by the Holder shall be revoked, terminated and of no further force or effect, automatically and without further action, upon termination of this Agreement in accordance with Section 5.3 hereof.  The power of attorney granted herein by the Holder is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Holder.  The Holder hereby revokes (and agrees to cause to be revoked) any and all previous proxies granted with respect to the Company Shares or the Company OP Common Units Beneficially Owned by the Holder with respect to any of the matters contemplated by Section 1.1 above.  The Holder agrees not to grant any proxy (whether revocable or irrevocable) to any Person that conflicts with the proxy granted by the Holder pursuant to this Section 1.2, and any attempt to do so shall be null and void ab initio and of no force or effect.
SECTION 2 REPRESENTATIONS AND WARRANTIES OF THE HOLDER
 The Holder hereby represents and warrants to Ultimate Parent that:
2.1 Authorization.  The execution and delivery of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby are within the power of the Holder and, if applicable, have been duly authorized by all necessary corporate or other action on the part of the Holder, and no other corporate proceedings on the part of the Holder are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by the Holder, and, assuming the due authorization, execution and delivery by Ultimate Parent, constitutes the valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to the Enforceability Exceptions.  If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.
2.2 Non-Contravention.  The execution and delivery by the Holder of this Agreement and the performance of the covenants and obligations contemplated hereby do not, and will not, (i) violate or cause a violation of any of the provisions of the organizational documents of the Holder, if any, (ii) conflict with, violate or cause a violation of any Law or Order applicable to the Holder, (iii) conflict with or violate or cause a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration, or to a loss of any benefit to which the Holder is entitled, under any provision of any contract binding on the Holder or any of the Holder's properties or assets, including the Company Shares and/or the Company OP Common Units Beneficially Owned by the Holder or (iv) result in the imposition of any Encumbrance on any asset of the Holder, except (i) as set forth in this Agreement or (ii) as would not prevent or materially impair the performance by the Holder of its covenants and obligations hereunder.  The execution and delivery of this Agreement by the Holder, and the performance by the Holder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require the Holder to obtain any consent, approval, authorization or permit of any Governmental Authority, other than compliance with the applicable requirements, if any, of the Exchange Act.
2.3 Ownership of Company Shares and Company OP Common Units.  The Holder is the Beneficial Owner of, and has sole voting and dispositive power with respect to, the Company Shares and the Company OP Common Units, as applicable, held by the Holder, free and clear of any Liens (including any restriction on the right to vote or otherwise dispose of the Company Shares or the Company OP Common Units Beneficially Owned by the Holder), except for (a) any Liens imposed under the Holder Credit Line and (b) any applicable restrictions on transfer under the Securities Act or Exchange Act and the rules and regulations promulgated thereunder that would not in any event prevent the Holder from complying with the Holder's obligations under this Agreement.  None of such Company Shares or the Company OP Common Units is subject to any voting trust or other contract with respect to the voting of such Company Shares or the Company OP Common Units, except as set forth in this Agreement.
2.4 Waiver of Community Property Rights.  If the Holder is married and the Company Shares or the Company OP Common Units Beneficially Owned by the Holder constitute community property, the Holder's spouse shall not assert or enforce, and does hereby waive, any rights granted under any community property statute with respect to the Company Shares and the Company OP Common Units Beneficially Owned by the Holder applicable to such spouse that would adversely affect the covenants and obligations of the Holder under this Agreement.
2.5 Holder Credit Line.  As of the date hereof, there is no indebtedness currently outstanding under the Holder Credit Line
2.6 Acknowledgements.  Such Holder understands and acknowledges that Ultimate Parent is entering into the Merger Agreement in reliance upon the Holder's execution and delivery of this Agreement and the representations and warranties of the Holder herein.

SECTION 3 REPRESENTATIONS AND WARRANTIES OF ULTIMATE PARENT
 Ultimate Parent hereby represents and warrants to the Holder:
3.1 Authorization.  The execution and delivery by Ultimate Parent of this Agreement and the consummation by Ultimate Parent of the transactions contemplated hereby are within the corporate power of Ultimate Parent and have been duly authorized by all necessary corporate or other action.  This Agreement has been duly executed and delivered by Ultimate Parent, and, assuming the due authorization, execution and delivery by each other Holder, constitutes the valid and binding obligation of Ultimate Parent, enforceable against Ultimate Parent accordance with its terms, subject to the Enforceability Exceptions
3.2 Non-Contravention.  The execution and delivery by Ultimate Parent of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate or cause a violation of any of the provisions of the organizational documents of Ultimate Parent, (ii) contravene or conflict with, violate or cause a violation of any Law or Order applicable to Ultimate Parent, (iii) conflict with or violate or cause a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration, or to a loss of any benefit to which Ultimate Parent is entitled under, any provision of any contract binding on Ultimate Parent or any of Ultimate Parent's properties or assets or (iv) result in the imposition of any Encumbrance on any asset of Ultimate Parent, except (i) as set forth in this Agreement or (ii) as would not prevent or materially delay the consummation by Ultimate Parent of the transactions contemplated hereby or the performance by Ultimate Parent of its covenants and obligations hereunder.
3.3 Holder Credit Line.  Ultimate Parent hereby acknowledges that in no event shall the Holder be deemed to be in breach of this Agreement as a result of any action taken by the lender under the Holder Credit Line so long as such action was not taken as a result of a breach by the Holder or a default by Holder under the Holder Credit Line and the Holder otherwise complies with the terms of this Agreement.
SECTION 4 COVENANTS OF THE HOLDER
 4.1    No Proxies for, Encumbrances on or Disposition of Company Shares, Non Solicit.
(a) During the Support Period, except pursuant to the terms of this Agreement or in connection with the Merger (or that may exist as of the date hereof with respect to the Holder Credit Line), the Holder shall not, without the prior written consent of Ultimate Parent, directly or indirectly, (i) grant any proxies, or enter into any voting trust or other contract, with respect to the voting of any Company Shares, or the Company OP Common Units, Beneficially Owned by the Holder with respect to any matter contemplated by Section 1.1 above or otherwise in any manner inconsistent with this Agreement, (ii) sell, assign, transfer, tender, encumber or otherwise dispose of, or enter into any contract with respect to the direct or indirect sale, assignment, transfer, tender, encumbrance or other disposition of, any such Company Shares or the Company OP Common Units (except, in the case of the Company OP Common Units, a transfer to the Company or Company LP of such Company OP Common Units in accordance with the terms and conditions of the redemption rights prescribed in Section 15.1 of the Company LP Agreement on a Specified Redemption Date (as defined in the Company LP Agreement) occurring prior to the Partnership Merger Effective Time) or (iii) take any other action that would make any representation or warranty of the Holder contained in Section 2 of this Agreement untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Holder's covenants or obligations hereunder, or seek to do or solicit any of the foregoing actions, or cause or permit any other Person to take any of the foregoing actions.
(b) Notwithstanding the foregoing clause (a), the Holder may transfer Company Shares or Company OP Common Units held by the Holder to (i) any other holder of Company Shares or Company OP Common Units that is party to a support agreement with Ultimate Parent or (ii) to any member of the Holder's immediate family (or to any trust established solely for the benefit of one or more members of the Holder's immediate family); provided that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Ultimate Parent, to be bound by all of the terms of this Agreement. Any Transfer in violation of the foregoing Section 4.1 shall be null and void ab initio and of no force or effect.
(c) During the Support Period, the Holder shall not, without the prior written consent of Ultimate Parent, incur any indebtedness under the Holder Credit Line.
4.2 Publicity.  The Holder, and each of the Holder's subsidiaries or other Affiliates, if any, shall not, and shall cause their respective Representatives, if any, not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby, without the prior written consent of Ultimate Parent.  The Holder hereby (a) consents to and authorizes the publication and disclosure by Ultimate Parent and the Company (including in the Proxy Statement and any other publicly filed documents relating to the Mergers or any other transaction contemplated by the Merger Agreement) of: (i) the Holder's identity; (ii) the Holder's Beneficial Ownership of Company Shares and/or the Company OP Common Units; and (iii) the nature of the Holder's commitments, arrangements and understandings under this Agreement and (b) agrees as promptly as practicable to notify Ultimate Parent and the Company of any required corrections with respect to any written information supplied by the Holder specifically for use in any such Proxy Statement or other disclosure document.  Notwithstanding the foregoing, nothing herein shall limit or affect any actions taken by the Holder (or any of the Holder's Representatives) who is an officer or member of the Company Board, solely in their capacity as such, in each case only as permitted by the Merger Agreement.
4.3 Additional Shares; Changes to Shares; Stop-Transfer Order.
(a) In the event that any Holder acquires Beneficial Ownership of, or the power to dispose of or vote or direct the disposition or voting of, any additional Company Shares, Company OP Common Units or other interests in or with respect to the Company or the Company LP, such Company Shares, Company OP Common Units or other interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the term "Company Shares" or "Company OP Common Units" shall be deemed to refer to and include such additional Company Shares, Company OP Common Units or other interests in or with respect to the Company or the Company LP.  The Holder shall promptly notify Ultimate Parent of any such event.
(b) In case of a stock or partnership interest dividend or distribution, or any change in the Company Shares or the Company OP Common Units by reason of any stock or partnership interest dividend or distribution, split-up, recapitalization, combination, exchange of shares or interests or the like, the term "Company Shares" or "Company OP Common Units" shall be deemed to refer to and include the Company Shares or the Company OP Common Units as well as all such stock or other partnership interest dividends and distributions and any securities into which, or for which, any or all of the Company Shares or Company OP Common Units may be changed or exchanged or which are received in such transaction.
4.4 Actions.  The Holder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Action, against any of the Parent Parties or their Affiliates, any of the Company Parties or their Affiliates or any of their respective successors, directors, officers or other employees relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or consummation of the Mergers, including any Action (x) challenging the validity of, or seeking to enjoin or delay the operation or consummation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Closing) or (y) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby.  The Holder agrees to provide prompt written notice to Ultimate Parent upon obtaining knowledge of the commencement, or the threat of commencement, of any such claims set forth in the foregoing clause (ii).
4.5 Company OP Common Units.  In connection with the Mergers and the transactions contemplated by the Merger Agreement, the Holder who Beneficially Owns any Company OP Common Units on the date hereof hereby acknowledges and agrees that the cash consideration payable for the Company OP Common Units still Beneficially Owned by the Holder at the Partnership Merger Effective Time pursuant to Section 3.2(a) of the Merger Agreement (once paid in accordance with the terms thereof) shall represent full consideration in exchange for such Company OP Common Units and that all of such Company OP Common Units shall be retired and shall cease to exist at the Partnership Merger Effective Time.  In the event of a transfer to the Company or the Company LP of a Holder's Company OP Common Units in accordance with the terms of the redemption rights prescribed in Section 15.1 of the Company LP Agreement on a Specified Redemption Date (as defined in the Company LP Agreement) occurring prior to the Partnership Merger Effective Time, any Company Shares received by the Holder upon such transfer shall, for the avoidance of doubt, be subject in all respects to the terms and conditions hereof applicable to a Holder of Company Shares.
SECTION 5 MISCELLANEOUS
5.1 Other Definitional and Interpretative Provisions.  Unless specified otherwise, in this Agreement the obligations of any party hereto consisting of more than one Person are several and not joint.  For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; and (ii) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."  Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits," "Annexes" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All references in this Agreement to "$" are intended to refer to U.S. dollars.  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.  References to any Person include the successors and permitted assigns of that Person.
5.2 Further Assurances.  Ultimate Parent and the Holder (in their respective capacity as such) will each execute and deliver, or cause to be executed and delivered, all further documents and instruments as the other may reasonably request to consummate and make effective the transactions contemplated by this Agreement.
5.3 Amendments; Termination.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.  This Agreement shall terminate automatically with respect to the Holder upon the earliest of (i) the Parent Merger Effective Time (in the case of the Company Shares) or the Partnership Merger Effective Time (in the case of the Company OP Common Units), as the case may be, (ii) the valid termination of the Merger Agreement in accordance with its terms or (iii) the mutual written consent of Ultimate Parent and the Holder; provided, however, that no termination of this Agreement shall relieve any party hereto from any liability for any willful material breach of any provision of this Agreement prior to such termination and this Article 5 shall survive any termination of this Agreement.
5.4 Expenses.  Whether or not any of the transactions contemplated by the Merger Agreement or this Agreement are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.
5.5 Successors and Assigns. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  Except in accordance with the terms hereof, this Agreement shall not be assignable by any Holder without the express written consent of Ultimate Parent.
5.6 Third Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and their respective permitted successors and assigns, any right, benefit or remedy of any nature.
 5.7    Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
5.8 Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof.
5.9 Severability.  If any term, provision, covenant or restriction of this Agreement is held by any Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
5.10 Specific Performance.  Each of the parties hereto agrees that irreparable damage would occur to Ultimate Parent in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedy that Ultimate Parent may have under Law or in equity, in the event of any breach or threatened breach by the Holder of any covenant or obligation of the Holder contained in this Agreement, Ultimate Parent shall be entitled to (a) a decree or order of specific performance to enforce the observance and performance of such covenant; and (b) an injunction restraining such breach or threatened breach.   The Holder hereby waives (x) any defenses based on the adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by Ultimate Parent and (y) any requirement for the posting of any bond or other security.
 5.11    Defined Terms.  For the purposes of this Agreement:
       (a)  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.
       (b)  The Holder shall be deemed to "Beneficially Own" or to have acquired "Beneficial Ownership" of a security if the Holder (a) is the record owner of such security; or (b) is the "beneficial owner" with respect to the investment authority of such security (within the meaning of Rule 13d-3 under the Exchange Act).
       (c)  "Holder Credit Line" shall mean the arrangements described in Annex A hereto.
       (d)  "Support Period" shall mean the period from the date of this Agreement through the date upon which this Agreement terminates in accordance with Section 5.3 hereof.
5.12 Action in the Holder's Capacity Only.  The Holder, if a director, officer or other employee of the Company, does not make any agreement or understanding herein as a director,

officer or other employee of the Company.  The Holder signs this Agreement solely in his, her or its capacity as a Beneficial Owner of the Company Shares or the Company OP Common Units, and, except as set forth in Section 4.1(c), nothing herein shall limit or affect any actions taken in a Holder's capacity as an director, officer or other employee of the Company, including complying with or exercising the Holder's fiduciary duties as a member of the Company Board.
5.13 Notices.  All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be delivered personally, by telecopy, e-mail or telefacsimile, by a recognized courier service, or by registered or certified mail, return receipt requested, postage prepaid, and in each case shall be deemed duly given on the date of actual delivery, upon confirmation of receipt.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice, and a copy of each notice shall also be sent via e-mail.
if to Ultimate Parent, to:
Tricon Capital Group Inc.
1067 Yonge Street
 Toronto, Ontario, Canada M4W 2L2
Telephone: (416) 323-2482
Facsimile: (416) 925-7964
Attention: David Veneziano
E-mail: dveneziano@triconcapital.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Matthew W. Abbott
Facsimile No.: (212) 492-0402
E-mail: mabbott@paulweiss.com
and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Ross A. Fieldston
Facsimile: (212) 492-0075
E-mail:  rfieldston@paulweiss.com
if to a Holder, to:
Silver Bay Realty Trust Corp.
3300 Fernbrook Lane North, Suite 210
 Plymouth, MN 55447

Telephone: (925) 358-4402
Facsimile: (925) 487-3404
Attention: Dan Buechler
E-mail: dbuechler@silverbaymgmt.com
with a copy to:
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105-2669
Attn: Karen Dempsey
Facsimile: (415) 773-5759
email: kdempsey@orrick.com
and

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025-1015
Attn: Richard V. Smith
Facsimile: (650) 614-7401
email: rsmith@orrick.com

 5.14    Governing Law and Submission to Jurisdiction.  This agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to any principles of conflicts of law that would cause the applicability of any laws other than the Laws of the State of Delaware.  Each of the parties hereto (a) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.
5.15 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
 5.16    Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
 5.17    Waiver.  No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TRICON CAPITAL GROUP INC.

By: /s/ David Veneziano
Name: David Venenziano
Title: Vice President, General Counsel and Secretary

Irvin R. Kessler

By: /s/ Irvin R. Kessler

Kessler Family Limited Partnership

By: /s/ Irvin R. Kessler
Name: Irvin R. Kessler
Title: General Partner

Provident Premier Master Fund Ltd.
By its Manager, Deephaven, Inc.

By: /s/ Irvin R. Kessler
Name: Irvin R. Kessler
Title: Chief Executive Officer

Annex A

Credit Line in the name of Irvin Kessler with Safra National Bank of New York.

EXHIBIT 3

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 3, and all amendments thereto may be filed on behalf of each such person.

Dated: March 14, 2017

IRVIN R. KESSLER

/s/ Irvin R. Kessler

DEEPHAVEN, INC.

By: /s/ Irvin R. Kessler
Irvin R. Kessler, Sole Director and Chief Executive
Officer